Exhibit 99.1
Investor Contact:
Vedant Mour, investor@maxeon.com, +65 8242 4617

Media Contact:
Forrest Monroy, forrest.monroy@maxeon.com, +1 (626) 884-4756

Maxeon Solar Technologies Announces Fourth Quarter and Fiscal Year 2024 Results

--Fiscal year 2024 revenue of $509 million--
--Amid continued headwinds, committed to business transformation and fiscal discipline--

Singapore, May 1, 2025 – Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN) (“Maxeon” or “the Company”), a global leader in solar innovation and channels, today announced its financial results for its fourth quarter and fiscal year ended December 31, 2024.

"Maxeon’s fourth quarter and fiscal 2024 results reflect the continued challenge posed by U.S. Customs & Border Protection (CBP)’s barring and exclusion of our Maxeon 3, Maxeon 6, and Performance 6 solar panels from U.S. import since July 2024", said George Guo, Maxeon's CEO. "Despite our thorough and transparent supply chain mapping and submission of extensive documentation demonstrating full compliance with the Uyghur Forced Labor Prevention Act (UFLPA), CBP’s determination has not changed. CBP has neither cited any evidence nor alleged any non-compliance with the UFLPA on our part, yet it continues to unjustifiably block our products, causing material disruption to our business, our customers, and the U.S. renewable energy sector. We believe these actions are without merit and have commenced a legal action to contest CBP’s decision at the U.S. Court of International Trade, demonstrating that our legacy supply chains are fully UFLPA-compliant."

Guo continued, "However, Maxeon is making progress in transforming our business to establish alternative manufacturing and supply chains to strengthen our versatility and resilience. We are restructuring to compete more effectively by focusing exclusively on the U.S. market, and in streamlining our operations, increasing efficiency, and reducing cost. Additionally, in light of new tariffs, we are identifying additional domestic component vendors and facilitating the transition to U.S.-focused operations along with expanding our network of U.S. partners. Providing residential, commercial and utility scale customers with the most efficient and reliable solar energy products is our top priority, and the strategic moves we are implementing today are designed to ensure our ability to achieve this strategic priority for the long term."

Dmitri Hu, Maxeon’s CFO, added "Despite continued market uncertainties, Maxeon remains committed to fiscal discipline and strengthening our balance sheet. Earlier this year, we concluded divestment of the Company’s assets in Philippines, as well as its businesses outside of the U.S. These divestments contributed liquidity to support our operations and drive our ongoing business transformation. We also restructured the interest payments on our outstanding debt obligations, substantially reducing the resulting cash burden. We continue to contemplate a few other financial restructuring initiatives, all targeted towards ensuring Maxeon remains resilient in the face of near-term headwinds."

Hu continued, "Considering ongoing restructuring and the volatile policy environment, we are unable to provide financial guidance for the foreseeable future. We will defer holding a conference call to discuss financial results until there is better visibility of the macroeconomic landscape and its impact on our transformation initiatives. Further, the Company will no longer report its earnings on a quarterly basis. As a foreign private issuer, the Company will report its audited financial statements through the filing of the Form 20-F with the Securities and Exchange Commission, and will report its financial results for the six months ended June 30th of each fiscal year, as required by Nasdaq listing rule 5250. Nonetheless, the Company will continue to comply with its continuing disclosure obligations should there be any developments (financial or otherwise) giving rise to such disclosure obligations."

1

Selected Q4 and Fiscal Year Unaudited Financial Summary

(In thousands, except shipments)	Fiscal Q4 2024	Fiscal Q3 2024	Fiscal Q4 2023	Fiscal Year 2024	Fiscal Year 2023
Shipments, in MW	211	199	653	1,424	2,963
Revenue	$48,813	$227,630	$228,775	$509,048	$1,123,110
Gross (loss) profit	(47,656)	2,728	(34,461)	(249,413)	78,115
GAAP Operating expenses	63,672	153,218	141,007	327,227	297,320
GAAP Net loss attributable to the stockholders	(105,977)	(393,944)	(186,334)	(614,300)	(275,829)
Capital expenditures	11,656	11,129	11,656	52,149	67,452

	Other Financial Data(1)
(In thousands)	Fiscal Q4 2024	Fiscal Q3 2024	Fiscal Q4 2023	Fiscal Year 2024	Fiscal Year 2023
Non-GAAP Gross (loss) profit	$(48,594)	$(174,742)	$(9,675)	$(242,018)	$103,943
Non-GAAP Operating expenses	41,164	42,861	36,654	162,724	153,128
Adjusted EBITDA	(74,884)	(225,705)	(37,631)	(376,149)	3,670
(1)The Company's use of Non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under “Use of Non-GAAP Financial Measures” below.

For more information
Maxeon’s fiscal year 2024 financial results and management commentary can be found on Form 20-F by accessing the Financials & Filings page of the Investor Relations section of Maxeon’s website at: https://corp.maxeon.com/investor-relations. The Form 20-F and Company’s other filings are also available online from the Securities and Exchange Commission at www.sec.gov.
About Maxeon Solar Technologies

Maxeon Solar Technologies (NASDAQ: MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon leverages 40 years of solar energy leadership and over 2,000 granted patents to design innovative and sustainably made solar panels and energy solutions for residential, commercial, and power plant customers. For more information about how Maxeon is Powering Positive Change™ visit us at www.maxeon.com, and on LinkedIn.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, statements regarding: (a) our ability to (i) meet short-term and long-term material cash requirements, (ii) service our outstanding debts and make payments as they come due and (iii) continue as a going concern; (b) the success of our ongoing restructuring initiatives, including our attempts to refinance or equitize our debts, and our ability to execute on our plans and strategy; (c) our expectations regarding product pricing trends, demand and growth projections, including our efforts to enforce our intellectual property rights against our competitors; (d) disruptions to our operations and supply chain resulting from, among other things, government regulatory or enforcement actions, such as the denial of entry into the U.S. of our products by the U.S. Customs and Border Protection (“CBP”) for an unforeseeable amount of time, epidemics, natural disasters or military or trade conflicts, including the duration, scope and impact on the demand for our products, market disruptions from the war in Ukraine, the Israel-Hamas-Iran conflict and the escalating trade war and rising geopolitical tensions between the United States and China; (e) anticipated product launch timing and our expectations regarding ramp, customer acceptance and demand, upsell and expansion opportunities; (f) our expectations and plans for short- and long-term strategy, including our new focus on the U.S. market and investment, market expansion, product and technology focus, implementation of restructuring plans and projected growth and profitability; (g) our technology outlook, including our collaboration with TZE to develop our Maxeon 8 technology and production timelines for the Performance line solar panels, expected cost reductions, and future performance; (h) our strategic goals and plans, including statements regarding restructuring of our business portfolio and divesting our “rest-of-the-world” distributed generation business and our business in the Philippines, the closure and anticipated closure of certain of the Company’s facilities, the Company’s anticipated manufacturing facility in the U.S., our transformation initiatives and plans regarding supply chain adaptation, efforts to develop U.S. vendors and supply chain, improved costs and efficiencies, partnership discussions with respect to the Company’s next-generation technology, and our relationship with our existing customers, suppliers and partners, and our ability to achieve and maintain them; (i) our expectations regarding our future performance and revenues resulting from contracted orders, bookings, backlog, and pipelines in our sales channels and feedback from our partners; (j) our majority ownership by a controlling shareholder based in the PRC and the U.S. presidential administration’s aggressive stance toward China, and (k)our projected effective tax rate and changes to the valuation allowance related to our deferred tax assets.
The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. Factors that could cause or contribute to such differences include, but are not limited to: (1) challenges in executing transactions key to our strategic plans, and other restructuring plans, as well as challenges in addressing regulatory and other obstacles that may arise; (2) our liquidity, substantial indebtedness, terms and conditions upon which our indebtedness is incurred, and ability to obtain additional financing for our projects, customers and operations and to refinance and/or equitize our debts; (3) an adverse final determination of the CBP investigation related to CBP’s examination of Maxeon’s compliance with the Uyghur Forced Labor Prevention Act; (4) our ability to manage supply chain shortages and/or excess inventory and cost increases and operating expenses; (5) potential disruptions to our operations and supply chain that may result from difficulties in hiring or retaining key personnel, epidemics, natural disasters, trade and military conflicts, including impacts of the war in Ukraine, conflicts in the Middle East and the escalating trade war between the U.S. and China; (6) our ability to manage our key customers and suppliers and develop new customers and suppliers in the United States; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships, such as our collaboration with affiliates of TZE to develop our Maxeon 8 technology; (8) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing, including impacts of inflation, economic recession and foreign exchange rates upon customer demand; (9) changes in regulation and public policy, including the imposition and applicability of tariffs and retaliatory measures thereto; (10) our ability to comply with various tax holiday requirements as well as regulatory changes or findings affecting the availability of economic incentives promoting use of solar energy and availability of tax incentives or imposition of tax duties; (11) fluctuations in our operating results; (12) appropriate sizing, or delays in developing our planned U.S. based manufacturing capacity and responding to development, manufacturing and logistical difficulties that could arise; (13) unanticipated impact to customer demand and sales schedules due, among other factors, global trade and military conflicts, economic recession and environmental disasters; (14) reaction by securities or industry analysts to our annual and/or quarterly guidance, in combination with our results of operations or other factors, and/ or third party reports or publications, whether accurate or not, which have caused and may continue to cause, such securities or industry analysts to cease publishing research or reports about us, or adversely change their recommendations regarding our ordinary shares, which may negatively impact the market price of our ordinary shares and volume of our stock trading; (15) the removal of our Company’s ordinary shares from prominent stock indices including the Russell 2000 and Russell 3000; and (16) unpredictable outcomes resulting from our litigation activities and other disputes. Forward-looking and other statements in this report may also address our corporate sustainability or responsibility progress, plans, and goals (including environmental matters), and the inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company’s filings with the SEC. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.
Some of these factors and other risks that affect our business are included and discussed in more detail in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects.” Copies of these filings are available online from the SEC at www.sec.gov, or on the SEC Filings section of our Investor Relations website at https://corp.maxeon.com/investor-relations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Form 20-F as anticipated, believed, estimated or expected. We provide the information in this press release as of the date of its filing. We do not intend, and do not assume any obligation, to update any information or forward-looking statements set out in this press release as a result of new information, future events or otherwise, unless as otherwise required by law.

Presentation of Non-GAAP Financial Measures
We present certain non-GAAP measures such as non-GAAP gross profit (loss), non-GAAP operating expenses and earnings before interest, taxes, depreciation and amortization (“EBITDA”) adjusted for stock-based compensation, provision for expected credit losses, restructuring charges and fees, remeasurement loss on prepaid forward, physical delivery forward and warrants, gain on extinguishment of debt, and equity in losses of unconsolidated investees (“Adjusted EBITDA”) to supplement our consolidated financial results presented in accordance with GAAP. Non-GAAP gross (loss) profit is defined as gross (loss) profit excluding stock-based compensation and restructuring charges and fees. Non-GAAP operating expenses is defined as operating expenses excluding stock-based compensation, provision for expected credit losses and restructuring charges and fees.

We believe that non-GAAP gross (loss) profit, non-GAAP operating expenses and Adjusted EBITDA provide greater transparency into management’s view and assessment of the Company’s ongoing operating performance by removing items management believes are not representative of our continuing operations and may distort our longer-term operating trends. We believe these measures are useful to help enhance the comparability of our results of operations across different reporting periods on a consistent basis and with our competitors, distinct from items that are infrequent or not associated with the Company’s core operations as presented above. We also use these non-GAAP measures internally to assess our business, financial performance and current and historical results, as well as for strategic decision-making and forecasting future results. Given our use of non-GAAP measures, we believe that these measures may be important to investors in understanding our operating results as seen through the eyes of management. These non-GAAP measures are neither prepared in accordance with GAAP nor are they intended to be a replacement for GAAP financial data, should be reviewed together with GAAP measures and may be different from non-GAAP measures used by other companies.

As presented in the “Reconciliation of Non-GAAP Financial Measures” section, each of the non-GAAP financial measures excludes one or more of the following items in arriving to the non-GAAP measures:
•Stock-based compensation expense. Stock-based compensation relates primarily to equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict and is excluded from non-GAAP gross profit (loss), non-GAAP operating expense and Adjusted EBITDA. Management believes that this adjustment for stock-based compensation expense provides investors with a basis to measure our core performance, including the ability to compare our performance with the performance of other companies, without the period-to-period variability created by stock-based compensation.
•Provision for expected credit losses. This relates to the expected credit loss in relation to the financial assets under the Separation and Distribution Agreement dated November 8, 2019 (the “SDA”) entered into with SunPower Corporation (“SunPower”) in connection with the Company's spin-off from SunPower. Such loss is excluded from non-GAAP operating expense and Adjusted EBITDA as this relates to SunPower's business, which Maxeon did not and will not have economic benefits to, as the Company's involvement is solely through SunPower's now-terminated indemnification obligations set forth in the SDA. We have recorded the expected credit loss as a result of SunPower’s Chapter 11 bankruptcy filing due to our expectation that SunPower will not meet its prior indemnification obligations to us under the SDA. As such, management believes that this is not part of core operating activity and it is appropriate to exclude the provision for expected credit losses from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Restructuring charges and fees. We incur restructuring charges, inventory impairment and other inventory related costs associated with the re-engineering of our IBC capacity, and fees related to reorganization plans and business acquisition aimed towards realigning resources consistent with our global strategy and improving its overall operating efficiency and cost structure. Restructuring charges and fees are excluded from non-GAAP gross profit (loss), non-GAAP operating expenses and Adjusted EBITDA because they are not considered core operating activities. Although we have engaged in restructuring activities and initiatives, past activities have been discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude restructuring charges and fees from our non-GAAP financial measures as they are not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss on prepaid forward and physical delivery forward. This relates to the mark-to-market fair value remeasurement of privately negotiated prepaid forward and physical delivery transactions. The transactions were entered into in connection with the issuance on July 17, 2020 of the 6.50% Green Convertible Senior Notes due 2025 for an aggregate principal amount of $200.0 million. The prepaid forward is remeasured to fair value at the end of each reporting period, with changes in fair value booked in earnings. The fair value of the prepaid forward is primarily affected by the Company's share price. The physical delivery forward was remeasured to fair value at the end of the Note Valuation Period on September 29, 2020, and was reclassified to equity after remeasurement, and will not be subsequently remeasured. The fair value of the physical delivery forward was primarily affected by the Company’s share price. The remeasurement loss (gain) on prepaid forward and physical delivery forward is excluded from Adjusted EBITDA because it is not considered core operating activities. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Remeasurement loss on warrants. This relates to the mark-to-market fair value remeasurement of exchange warrants and investor warrants. The transactions were entered into in connection with the exchange of 99.25% of the 2025 Notes with aggregate notional amount of $200 million and the 9.00% Convertible First Lien Senior Secured Notes due 2029 of $97.5 million, both entered on June 20, 2024. The investor warrants were remeasured to fair value prior to them being exercised and were reclassified to equity, and will not be subsequently remeasured. The exchange warrants were remeasured to fair value on September 12, 2024, and were reclassified to equity after on such date, and will not be subsequently remeasured. The fair value of the warrants was primarily affected by the Company’s share price. The remeasurement loss on warrants is excluded from Adjusted EBITDA because it is not considered a core operating activity. As such, management believes that it is appropriate to exclude the mark-to-market adjustments from our Adjusted EBITDA as it is not reflective of ongoing operating results nor do the loss contribute to a meaningful evaluation of our past operating performance.
•Equity in losses of unconsolidated investees and related gain. This relates to the loss on our former unconsolidated equity investment in HSPV and gains on such investment on divestment. This is excluded from our Adjusted EBITDA financial measure as it is non-cash in nature and not reflective of our core operational performance. As such, management believes that it is appropriate to exclude such charges as they do not contribute to a meaningful evaluation of our performance.
•Loss (gain) on extinguishment of debt. This relates to the gain that arose from the substantial modification in June 2024 of our Green Convertible Senior Notes due 2025 (the “Green Convertible Notes”) and First Lien Senior Secured Convertible Notes due 2027, offset by the loss as a result of early redemption by the noteholders of the remaining Green Convertible Notes who has not opted for the exchange. Gain on debt extinguishment is excluded from Adjusted EBITDA because it is not considered part of core operating activities. Such activities are discrete events based on unique sets of business objectives. As such, management believes that it is appropriate to exclude the gain on extinguishment of debt from our non-GAAP financial measures as it is not reflective of ongoing operating results nor do these charges contribute to a meaningful evaluation of our past operating performance.

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended			Fiscal Year Ended
(In thousands)	December 31, 2024	September 29, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Gross (loss) profit	$(47,656)	$(179,101)	$(34,461)	$(249,413)	$78,115
Stock-based compensation	16	1,596	(53)	2,474	989
Restructuring charges and fees	(954)	2,763	24,839	4,921	24,839
Non-GAAP Gross (loss) profit	(48,594)	(174,742)	(9,675)	(242,018)	103,943

GAAP Operating expenses	63,672	153,218	141,007	327,227	297,320
Stock-based compensation	(10,681)	(4,293)	(1,235)	(26,226)	(17,338)
(Provision for) reversal of expected credit losses	(764)	165	—	(12,061)	—
Restructuring charges and fees	(11,063)	(106,229)	(103,118)	(126,216)	(126,854)
Non-GAAP Operating expenses	41,164	42,861	36,654	162,724	153,128

GAAP Net loss attributable to the stockholders	(105,977)	(393,944)	(186,334)	(614,300)	(275,829)
Interest expense, net	8,690	11,784	7,416	43,279	33,051
(Benefit from) provision for income taxes	(5,388)	18,925	(9,949)	17,952	(626)
Depreciation	5,554	15,886	12,261	42,108	55,685
Amortization	50	169	44	658	195
EBITDA	(97,071)	(347,180)	(176,562)	(510,303)	(187,524)
Stock-based compensation	10,697	5,889	1,182	28,700	$18,327
Provision for (reversal of) expected credit losses	764	(165)	—	12,061	—
Restructuring charges and fees	10,109	108,992	127,957	131,137	$151,693
Remeasurement loss on prepaid forward	35	1,793	9,792	16,117	$18,363
Remeasurement loss on warrants	—	4,966	—	4,966	$—
Equity in losses of unconsolidated investees and related gain	—	—	—	(24,083)	$2,811
Loss (gain) on extinguishment of debt	582	—	—	(34,744)	$—
Adjusted EBITDA	(74,884)	(225,705)	(37,631)	(376,149)	$3,670

©2024 Maxeon Solar Technologies, Ltd. All rights reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit https://corp.maxeon.com/trademarks for more information.

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited)
(In thousands, except for shares data)

	As of
	December 31, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$28,895	$190,169
Restricted short-term marketable securities	—	1,403
Accounts receivable, net	4,269	62,687
Inventories	40,220	308,948
Prepaid expenses and other current assets	20,363	55,346
Assets held for sale	172,269	466
Total current assets	$266,016	$619,019
Property, plant and equipment, net	72,858	280,025
Operating lease right of use assets	27,951	22,824
Intangible assets, net	523	3,352
Goodwill	—	7,879
Other long-term assets	8,924	68,910
Total assets	$376,272	$1,002,009
Liabilities and Equity
Current liabilities:
Accounts payable	$62,544	$153,020
Accrued liabilities	86,724	113,456
Contract liabilities, current portion	74,312	134,171
Short-term debt	462	25,432
Operating lease liabilities, current portion	9,098	5,857
Liabilities classified as held for sale	105,368	—
Total current liabilities	$338,508	$431,936
Long-term debt	732	1,203
Contract liabilities, net of current portion	3,333	113,564
Operating lease liabilities, net of current portion	27,434	19,611
Convertible debt	273,766	385,558
Deferred tax liabilities	5,313	7,001
Other long-term liabilities	15,551	38,494
Total liabilities	$664,637	$997,367
Commitments and contingencies
Equity:
Ordinary shares, no par value (16,711,109 and 539,591 issued and outstanding as of December 31, 2024 and December 31, 2023, respectively)	$—	$—
Additional paid-in capital	1,137,042	811,361
Accumulated deficit	(1,410,392)	(796,092)
Accumulated other comprehensive loss	(20,492)	(16,378)
Equity attributable to the Company	(293,842)	(1,109)
Noncontrolling interests	5,477	5,751
Total equity	(288,365)	4,642
Total liabilities and equity	$376,272	$1,002,009

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(In thousands, except per share data)

	Three Months Ended		Fiscal Year Ended
	December 31, 2024	December 31, 2023	December 31, 2024	December 31, 2023
Revenue	$48,813	$228,775	$509,048	$1,123,110
Cost of revenue	96,469	263,236	758,461	1,044,995
Gross (loss) profit	(47,656)	(34,461)	(249,413)	78,115
Operating expenses:
Research and development	9,266	9,988	37,550	45,703
Sales, general and administrative	47,194	28,876	173,523	126,167
Restructuring charges	7,212	102,143	116,154	125,450
Total operating expenses	63,672	141,007	327,227	297,320
Operating loss	(111,328)	(175,468)	(576,640)	(219,205)
Other expense, net
Interest expense	(9,063)	(10,101)	(45,366)	(42,438)
Interest income	373	2,686	2,087	9,387
(Loss) gain on extinguishment of debt	(582)	—	34,744	—
Other, net	9,382	(13,359)	(11,447)	(21,270)
Other expense, net	110	(20,774)	(19,982)	(54,321)
Loss before income taxes and equity in losses of unconsolidated investees	(111,218)	(196,242)	(596,622)	(273,526)
Benefit from (provision for) income taxes	5,388	9,949	(17,952)	626
Equity in losses of unconsolidated investees	—	—	—	(2,811)
Net loss	(105,830)	(186,293)	(614,574)	(275,711)
Net (income) loss attributable to noncontrolling interests	(147)	(41)	274	(118)
Net loss attributable to the stockholders	$(105,977)	$(186,334)	$(614,300)	$(275,829)

Net loss per share attributable to stockholders:
Basic and diluted	$(6.60)	$(372.09)	$(96.00)	$(594.62)

Weighted average shares used to compute net loss per share:
Basic and diluted	16,050	501	6,399	464

MAXEON SOLAR TECHNOLOGIES, LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(In thousands)

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
Cash flows from operating activities
Net loss	$(614,574)	$(275,711)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	43,464	55,880
Stock-based compensation	28,700	18,327
Non-cash interest expense	12,821	9,063
Gain from disposal of asset held for sale	—	(2,006)
Equity in losses of unconsolidated investees	—	2,811
Gain on disposal of equity in unconsolidated investees	(24,083)	—
Loss on retirement of property, plant and equipment	261	196
Loss on impairment of operating lease right of use assets	7,433	708
Loss on impairment of property, plant and equipment	156,598	76,332
Loss on impairment of intangible assets	2,167	—
Loss on impairment of goodwill	7,879	—
Write-off of other assets	21,401	—
Gain on debt extinguishment	(34,744)	—
Deferred income taxes	(355)	2,436
Remeasurement loss on prepaid forward	16,117	18,363
Remeasurement loss on warrants	4,966	—
Provision for expected credit losses	12,200	—
Provision for excess or obsolete inventories	158,726	10,804
Other, net	1,157	135
Changes in operating assets and liabilities
Accounts receivable	42,558	(8,331)
Inventories	50,056	(43,473)
Prepaid expenses and other assets	(919)	29,741
Operating lease right-of-use assets	5,728	5,241
Advances to suppliers	—	2,137
Accounts payable and other accrued liabilities	7,600	(97,660)
Contract liabilities	(168,082)	(55,109)
Operating lease liabilities	(7,231)	(4,179)
Net cash used in operating activities	(270,156)	(254,295)
Cash flows from investing activities
Purchases of property, plant and equipment	(52,149)	(67,452)
Proceeds from disposal of restricted short-term marketable securities	—	971
Purchase of restricted short-term marketable securities	—	(1,408)

	Fiscal Year Ended
	December 31, 2024	December 31, 2023
Proceeds from maturity of short-term securities	1,329	136,000
Purchase of short-term securities	—	(60,000)
Proceeds from disposal of asset held for sale	462	5,961
Proceeds from disposal of property, plant and equipment	1,125	—
Purchases of intangibles	(10)	(146)
Proceeds from disposal of equity in unconsolidated investees	24,000	—
Net cash (used in) provided by investing activities	(25,243)	13,926
Cash flows from financing activities
Proceeds from debt	51,249	195,639
Repayment of debt	(74,572)	(220,598)
Repayment of convertible debt	(1,500)	—
Net proceeds from issuance of convertible debt	70,125	—
Net proceeds from issuance of ordinary shares	96,446	193,491
Distribution to noncontrolling interest	—	—
Repayment of finance lease obligations and other debt	(515)	(581)
Net cash provided by financing activities	141,233	167,951
Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	(94)	(32)
Net decrease in cash, cash equivalents, restricted cash and restricted cash equivalents	(154,260)	(72,450)
Cash and restricted cash classified to asset held for sale	(10,243)	—
Cash, cash equivalents, restricted cash and restricted cash equivalents, beginning of period	195,511	267,961
Cash, cash equivalents, restricted cash and restricted cash equivalents, end of period	$31,008	$195,511
Non-cash transactions
Property, plant and equipment purchases funded by liabilities	$4,509	$5,491
Interest paid in ordinary shares	6,969	—
Interest paid by issuance of convertible notes	9,158	—
Right-of-use assets obtained in exchange for lease obligations	20,107	10,929
Cost for acquisition of assets paid in shares	—	10,989
The following table reconciles our cash and cash equivalents and restricted cash and restricted cash equivalents reported on our Condensed Consolidated Balance Sheets and the cash, cash equivalents, restricted cash and restricted cash equivalents reported on our Condensed Consolidated Statements of Cash Flows as of December 31, 2024 and December 31, 2023:

(In thousands)	December 31, 2024	December 31, 2023
Cash and cash equivalents	$28,895	$190,169
Restricted cash and restricted cash equivalents, current portion, included in prepaid expenses and other current assets	2,018	5,242
Restricted cash and restricted cash equivalents, net of current portion, included in other long-term assets	95	100
Total cash, cash equivalents, restricted cash and restricted cash equivalents shown in Consolidated Statements of Cash Flows	$31,008	$195,511